

April 10, 2014

Via E-mail
Mr. Nathaniel Davis
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12, Inc.**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Quarter Ended December 31, 2013**
> **Filed February 4, 2014**
> **Response dated March 28, 2014**
> **File No. 001-33883**

Dear Mr. Davis:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Item 1. Business, Page 5

Academic Performance, page 14

1.   We have considered your response to comment 1. Please clarify what disclosure you intend to provide in future filings regarding student persistence rates from year to year. In addition, please address in your Management Discussion and Analysis the trends in your student persistence rates, how persistence rates impact the number of new enrollments you need to maintain and grow your average student enrollment, and the costs related to marketing and advertising used for the recruitment of new students.

2.   We have considered your response to comment 2; however, we continue to believe that you should address our comment in your disclosure. Please revise your disclosure in future filings to provide additional information about the academic performance of the schools you operate. For example, for each state in which K12 operates a school, please disclose a comparison of the K12 student scores in reading and math to the state averages

3.   We have considered your response to comment 3. Please provide the substance of your response in future filings.

4.   We note your response to comment 4. Please clarify whether you intend to provide the substance of your response, including information responsive to comment 4, in future filings.

Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

5.   We note your response to comment 6 and your proposed disclosure stating that the pro rata amount of revenues to recognize in a fiscal quarter is based on estimated total funds that each school will receive in a given year. Please further clarify how you considered typical variations in virtual school funding formulas and methodologies in your measurement and timing of revenues (including but not limited to the following):

- Funding *contingent* upon successful course completion. For instance, in Florida and Texas, full-time virtual schools are allocated funds based on the number of students completing courses but receive funds only after students have successfully completed a course. Refer to ASC 605-25-30-5.
- Funding adjusted for factors such as average daily attendance and student needs.
- FTE funding based on student location.
- Funding based on *prior year* enrollments.

6.   It is unclear why you stated in your response to comment 1 that you do not regard attrition (i.e., withdrawals, churn) throughout the school year as a significant risk to your business or results of operations if in fact, in some of your schools, funding is contingent on the students' successful course completion. In estimating pro-rata amounts of revenue to recognize during each quarter, tell us the following:

- If your quarterly revenue estimate "with consideration to actual enrollments and expected funding" will yield the same result as one based on actual students (still) enrolled *since the beginning of the year* (or as of each state's applicable measurement or count date) and expected *to complete the course.*

- How you define withdrawals and if you factor an allowance for withdrawals in estimating revenues, particularly in your largest schools in Ohio, Colorado, and Pennsylvania which posted student churn rates as high as 51% per an NEPC study dated May 2013. If not, please tell us why.

- If you are able to estimate an average course completion rate based on historical attrition in states or districts where funding is contingent on students' course completion.

7. We note your response to comment 10. Please expand your disclosure in the penultimate paragraph on page 64 to distinguish your revenue recognition policy in contracts "where K12 assumes full economic, funding and operational risk" from contracts where "K12 receives a management service fee, net of absorbing any school operating losses." Additionally, disclose the nature of expenses that are weighted more heavily to the beginning of the year for the latter contract type.

Form 10-Q for the Quarter Ended December 31, 2013

Comparison of the Six Months Ended December 31, 2013 and Six Months Ended December 31, 2012, page 24

8. With a view towards greater transparency, please discuss in an Executive Summary and in your management's discussion and analysis, your revenue growth and earnings outlook based on identifiable trends in your schools' student performance, average daily attendance, graduation rates, governance and other such factors that may affect, or have affected recent contract renewals (or non-renewals) and charter applications. For instance, we note that the Lawrence School District in Kansas has cancelled your contract because of a low 26.3% graduation rate.

9. Please also discuss the financial impact of shortfalls in your projected permanent enrollment arising from an emerging trend among districts that shift away from full-time student programs to more blended part-time programs. In this regard, we note Mr. Tim Murray's statements in your second quarter 2014 earnings call.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director